                      THE IBERVILLE BUILDING AND LOAN ASSOCIATION
                          STATEMENTS OF FINANCIAL CONDITION
                          June 30, 1998 and December 31, 1997



                                                             June 30,   December 31,
                                                               1998         1997
                                                           (Unaudited)   (Restated)
                                                            ----------   ----------
    ASSETS
    Cash and amounts due from depository institutions..... $   199,861  $   142,714
    Interest-bearing deposits in other institutions.......   1,461,374      967,494
                                                            ----------   ----------
      Total cash..........................................   1,661,235    1,110,208
                                                            ----------   ----------
    Investment securities held-to-maturity (estimated
     market value $15,133 and $15,085)....................      15,152       15,152
    Mortgage-backed securities held-to-maturity (esti-
     mated market value $2,031,445 and $2,374,282)........   2,036,437    2,385,948
    Mortgage-backed securities available-for-sale (amor-
     tized cost $1,744,271 and $1,943,217)................   1,744,475    1,947,685
                                                            ----------   ----------
      Total investment securities.........................   3,796,064    4,348,785
                                                            ----------   ----------
    Loans receivable......................................  17,327,012   16,722,127
    Less allowance for loan losses........................     405,621      403,768
                                                            ----------   ----------
      Loans receivable, net...............................  16,921,391   16,318,359
                                                            ----------   ----------
    Premises and equipment, net...........................     155,559      163,330
    Federal Home Loan Bank stock, at cost.................     165,900      363,100
    Accrued interest receivable...........................      88,609       80,394
    Other assets..........................................      92,983       10,822
                                                            ----------   ----------
      Total assets........................................ $22,881,741  $22,394,998
                                                            ==========   ==========


    LIABILITIES AND EQUITY
    Deposits.............................................. $21,048,433  $20,026,417
    Advances from Federal Home Loan Bank..................           -      610,000
    Advances by borrowers for taxes and insurance.........      12,086       15,004
    Federal income taxes payable..........................      39,044       47,657
    Other liabilities and deferrals.......................      63,624       73,960
                                                            ----------   ----------
      Total liabilities...................................  21,163,187   20,773,038
                                                            ----------   ----------
    Commitments and contingencies.........................           -            -
                                                            ----------   ----------
    Retained earnings - substantially restricted..........   1,718,425    1,619,011
    Accumulated other comprehensive income................         129        2,949
                                                            ----------   ----------
      Total equity........................................   1,718,554    1,621,960
                                                            ----------   ----------
      Total liabilities and equity........................ $22,881,741  $22,394,998
                                                            ==========   ==========

    The accompanying notes are an integral part of these financial statements.

                   THE IBERVILLE BUILDING AND LOAN ASSOCIATION
                  STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
                    Three Months Ended June 30, 1998 and 1997
                     Six Months Ended June 30, 1998 and 1997




                                  --Three months ended---   ----Six months ended---
                                    June 30,     June 30,     June 30,     June 30,
                                     1998         1997         1998         1997
                                 (Unaudited)  (Unaudited)  (Unaudited)  (Unaudited)
                                  ----------   ----------   ----------   ----------
    INTEREST INCOME
    Loans....................... $   360,401  $   347,281  $   733,970  $   675,814
    Mortgage-backed securities..      55,568       63,242      118,689      125,633
    FHLB stock and other
     securities.................       2,705        5,398        8,272        9,733
    Deposits....................      17,396       16,409       29,634       38,398
                                  ----------   ----------   ----------   ----------
      Total interest income.....     436,070      432,330      890,565      849,578
                                  ----------   ----------   ----------   ----------

    INTEREST EXPENSE
    Deposits
     Interest-bearing demand
      deposit accounts..........      32,337       17,732       48,145       34,851
     Passbook savings accounts..      26,560       22,556       50,164       44,219
     Certificate of deposit
      accounts..................     167,529      186,268      350,988      374,049
                                  ----------   ----------   ----------   ----------
      Total interest on deposits     226,426      226,556      449,297      453,119
    Advances from Federal Home
     Loan Bank..................       4,361            -       11,284            -
                                  ----------   ----------   ----------   ----------
      Total interest expense....     230,787      226,556      460,581      453,119
                                  ----------   ----------   ----------   ----------
      Net interest income.......     205,283      205,774      429,984      396,459
    Provision for losses on
     loans......................       3,000       11,000       14,960       23,000
                                  ----------   ----------   ----------   ----------
    NET INTEREST INCOME AFTER
     PROVISION FOR LOSSES ON
     LOANS......................     202,283      194,774      415,024      373,459
                                  ----------   ----------   ----------   ----------

    NON-INTEREST INCOME
    Service charges on deposit
     accounts...................      20,064       18,894       40,935       36,012
    Other.......................       3,228       11,061        6,929       14,847
                                  ----------   ----------   ----------   ----------
      Total non-interest income.      23,292       29,955       47,864       50,859
                                  ----------   ----------   ----------   ----------

    Continued . . .

                                  --Three months ended---   ----Six months ended---
                                    June 30,     June 30,     June 30,     June 30,
                                     1998         1997         1998         1997
                                 (Unaudited)  (Unaudited)  (Unaudited)  (Unaudited)
                                  ----------   ----------   ----------   ----------
    NON-INTEREST EXPENSES
    Compensation and benefits... $    77,159  $    83,160  $   164,246  $   167,532
    Occupancy...................       8,096        9,084       12,752       16,416
    Furniture and equipment.....       5,631        8,212       12,108       15,658
    Deposit insurance premium...       3,085        3,264        6,209        3,979
    Data processing.............      22,027       12,858       36,288       27,518
    Legal and other professional       7,200        7,200       14,400       11,705
    Advertising.................       3,561        3,304        8,737        7,614
    Office supplies and postage.       4,295        6,967       15,664       15,226
    Other general and
     administrative expenses....      13,669       13,980       32,501       29,378
                                  ----------   ----------   ----------   ----------
      Total non-interest
       expenses.................     144,723      148,029      302,905      295,026
                                  ----------   ----------   ----------   ----------

    INCOME BEFORE PROVISION FOR
     FEDERAL INCOME TAXES.......      80,852       76,700      159,983      129,292

    PROVISION FOR FEDERAL INCOME
     TAXES......................      34,108       29,628       60,569       49,388
                                  ----------   ----------   ----------   ----------
    NET INCOME..................      46,744       47,072       99,414       79,904
                                  ----------   ----------   ----------   ----------

    Other comprehensive income,
     before tax:
      Unrealized holding gains
       (losses) on securities
       arising during the period       1,726        8,293       (4,272)      (1,010)
      Income tax expense (benefit)
       related to unrealized
       holding gains (losses)...         587        3,167       (1,452)        (174)
                                  ----------   ----------   ----------   ----------
    Other comprehensive income
     (loss), net of tax effects.       1,139        5,126       (2,820)        (836)
                                  ----------   ----------   ----------   ----------
    Comprehensive income........ $    47,883  $    52,198  $    96,594  $    79,068
                                  ==========   ==========   ==========   ==========

    The accompanying notes are an integral part of these financial statements.

                     THE IBERVILLE BUILDING AND LOAN ASSOCIATION
                            STATEMENTS OF CHANGES IN EQUITY
                         Six Months Ended June 30, 1998 and 1997



                                                Retained   Accumulated
                                               Earnings -      Other
                                                Substan-      Compre-
                                                 tially       hensive       Total
                                               Restricted     Income       Equity
                                               ----------   ----------   ----------
    BALANCE, DECEMBER 31, 1996, AS PREVIOUSLY
     REPORTED.................................$ 1,477,100  $    (1,333) $ 1,475,767
    Prior period adjustment...................    (21,833)           -      (21,833)
                                               ----------   ----------   ----------
    BALANCE, DECEMBER 31, 1996, AS RESTATED...  1,455,267       (1,333)   1,453,934

    COMPREHENSIVE INCOME
    Net income................................     79,904            -       79,904
    Other comprehensive income, net of tax
      Unrealized losses on securities.........          -         (836)        (836)
                                               ----------   ----------   ----------
    BALANCE, JUNE 30, 1997 (Unaudited)........$ 1,535,171  $    (2,169) $ 1,533,002
                                               ==========   ==========   ==========



    BALANCE, DECEMBER 31, 1997, AS PREVIOUSLY
     REPORTED.................................$ 1,638,709  $     2,949  $ 1,641,658
    Prior period adjustment...................    (19,698)           -      (19,698)
                                               ----------   ----------   ----------
    BALANCE, DECEMBER 31, 1997, AS RESTATED...  1,619,011        2,949    1,621,960

    COMPREHENSIVE INCOME
    Net income, as restated...................     99,414            -       99,414
    Other comprehensive income, net of tax
      Unrealized losses on securities.........          -       (2,820)      (2,820)
                                               ----------   ----------   ----------
    BALANCE, JUNE 30, 1998 (Unaudited)........$ 1,718,425  $       129  $ 1,718,554
                                               ==========   ==========   ==========




   The accompanying notes are an integral part of these financial statements.

                   THE IBERVILLE BUILDING AND LOAN ASSOCIATION
                            STATEMENTS OF CASH FLOWS
                     Six Months Ended June 30, 1998 and 1997

                                                            ----Six months ended---
                                                              June 30,     June 30,
                                                               1998         1997
                                                           (Unaudited)  (Unaudited)
                                                            ----------   ----------
    CASH FLOWS FROM OPERATING ACTIVITIES
    Net income............................................ $    99,414  $    79,904
                                                            ----------   ----------
    Adjustments  to  reconcile  net  income to net cash
     provided  by  operating activities:
      Depreciation........................................      10,499       13,500
      Provision for loan losses...........................      15,000       24,000
      Provision for deferred federal income tax (tax
       credit)............................................     (27,791)         228
      Amortization of net premium on investment and
       mortgage-backed securities.........................      15,723        9,497
      Net discount charged on installment loans...........      18,594       12,508
      Net loan fees deferred..............................       2,396           61
      Stock dividends from Federal Home Loan Bank.........      (7,800)     (10,000)
      Net decrease (increase) in interest receivable......      (8,215)       1,689
      Net decrease (increase) in other assets.............     (69,298)      19,154
      Net increase (decrease) in interest payable.........       4,997       (5,670)
      Net increase (decrease) in federal income taxes
       payable............................................      (8,613)      23,722
      Net increase in other liabilities...................       6,044       14,458
                                                            ----------   ----------
        Total adjustments.................................     (48,464)     103,147
                                                            ----------   ----------
    Net cash provided by operating activities.............      50,950      183,051
                                                            ----------   ----------


    CASH FLOWS FROM INVESTING ACTIVITIES
    Net increase in loans receivable......................    (639,022)    (448,913)
    Purchases of securities available-for-sale............    (119,776)    (156,148)
    Principal payments received on mortgage-backed
     securities available-for-sale........................     310,522      116,803
    Purchase of securities held-to-maturity...............           -     (154,850)
    Principal payments received on mortgage-backed
     securities held-to-maturity..........................     341,980      288,174
    Purchases of office property and equipment............      (2,728)      (3,565)
    Proceeds from sale of Federal Home Loan Bank stock....     205,000            -
                                                            ----------   ----------
    Net cash provided by (used in) investing activities..       95,976     (358,499)
                                                            ----------   ----------

    Continued . . .

                                                            ----Six months ended---
                                                              June 30,     June 30,
                                                               1998         1997
                                                           (Unaudited)  (Unaudited)
                                                            ----------   ----------
    CASH FLOWS FROM FINANCING ACTIVITIES
    Net increase in deposit accounts...................... $ 1,017,019  $    69,678
    Net decrease in advances by borrowers for
     taxes and insurance..................................      (2,918)      (1,872)
    Repayment of advances from Federal Home Loan Bank.....    (610,000)           -
                                                            ----------   ----------
    Net cash provided by financing activities.............     404,101       67,806
                                                            ----------   ----------
    NET INCREASE (DECREASE) IN CASH.......................     551,027     (107,642)
      Cash - beginning of year............................   1,110,208    1,808,500
                                                            ----------   ----------
      Cash - end of year.................................. $ 1,661,235  $ 1,700,858
                                                            ==========   ==========



    The accompanying notes are an integral part of these financial statements.

                   THE IBERVILLE BUILDING AND LOAN ASSOCIATION
                          NOTES TO FINANCIAL STATEMENTS
                                   (Unaudited)
                             June 30, 1998 and 1997


A:       SIGNIFICANT ACCOUNTING POLICIES

         The accounting and reporting policies followed by The Iberville Building and Loan Association (a mutual association) are in accordance with generally accepted accounting principles and conform to general practices within the savings and loan industry.

         The accompanying unaudited financial statements were prepared in accordance with instructions for Form 10-QSB and, therefore do not include information or footnotes necessary for a complete presentation of financial position, results of operations and cash flows in conformity with generally accepted accounting principles. Manage-ment believes that all normal recurring adjustments that are neces-sary for a fair presentation of interim period financial information have been reflected in these financial statements.

         Comprehensive Income
         Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income, is effective for fiscal years beginning after December 15, 1997. This statement establishes standards for the determination, reporting and presentation of comprehensive income and its components in financial statements. The Association adopted this statement in 1998. The only component of comprehensive income included in the financial statements was unrealized gain (loss) on securities available for sale.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

         The profitability of The Iberville Building and Loan Association ("Iberville" or the "Association") depends primarily on its net interest income, which is the difference between interest and dividend income on interest-earning assets, principally loans, mortgage-backed securities and interest-earning deposits in other institutions, and interest expense on interest-bearing deposits and Federal Home Loan Bank ("FHLB") advances. Net interest income is dependent upon the level of interest rates and the extent to which such rates are changing. Iberville's profitability also is dependent, to a lesser extent, on the level of its noninterest income, provision for loan losses, noninterest expense and income taxes. During each of the periods reported herein, net interest income after provision for loan losses exceeded total noninterest expense. Total noninterest expense consists of general, administrative and other expenses, such as compensation and benefits, occupancy and equipment expenses, deposit insurance premiums, and miscellaneous other expenses.

         The Association's operations and profitability are subject to changes in interest rates, applicable statutes and regulations and general economic conditions, as well as other factors beyond the Association's control.

Changes in Financial Condition

         The Association's total assets increased by $487,000 or 2.2% from December 31, 1997 to June 30, 1998. This increase was primarily due to increases of $603,000 in net loans receivable and $551,000 in cash and cash equivalents, and these increases were partially offset by an aggregate decrease of $553,000 in securities. The Association continues to emphasize the origination of higher yielding loans over the purchase of lower yielding mortgage-backed securities.

         The Association's total classified assets for regulatory purposes at June 30, 1998 (excluding loss assets specifically reserved for) amounted to $506,000, all of which was classified as substandard. The largest classified asset at June 30, 1998 consisted of a $114,000 adjustable-rate residential loan. The remaining $392,000 of substandard assets at June 30, 1998 consisted of 12 residential mortgage loans totaling $326,000 and 10 consumer loans totaling $66,000.

         Deposits increased by $1.0 million or 5.1% in the first half of 1998. As a result of the increase in deposits, the Association repaid all of its FHLB advances, which amounted to $610,000 at December 31, 1997. Total equity increased by $96,000 or 5.9% in the first half of 1998.

Results of Operations

         Net income decreased by $1,000 or 2.1% in the quarter ended June 30, 1998 and increased by $19,000 or 23.8% in the six months ended June 30, 1998 compared to the respective 1997 periods. The decrease in the June 30, 1998 quarter was due to a decrease in noninterest income and an increase in the effective tax rate. The increased net income for the first half of 1998 was primarily due to an increase in net interest income and, to a lesser extent, a decline in the provision for loan losses.

         Total interest income and interest expense increased slightly in the three and six months ended June 30, 1998 over the respective 1997 periods. Net interest income was the same for the three months ended June 30, 1998 and 1997, and net interest income increased by $34,000 or 8.6% in the first half of 1998 over the comparable 1997 period.

         The provision for loan losses decreased by $8,000 in each of the three and six months ended June 30, 1998 over the comparable 1997 periods. At June 30, 1998, the Association's total non-accruing loans amounted to $207,000. The allowance for loan losses amounted to $405,000 at June 30, 1998, representing 2.3% of the total loan portfolio and 195.2% of total non-accruing loans at such date.

         Noninterest income decreased by $6,000 or 20.0% in the three months ended June 30, 1998 and by $3,000 or 5.9% in the six months ended June 30, 1998 from the comparable 1997 periods. The declines were primarily due to lower commissions from the sale of annuities and credit life insurance.

         Noninterest expenses nominally declined in the quarter ended June 30, 1998 and increased by $8,000 or 2.7% in the first half of 1998 compared to the respective 1997 periods. The increase in the first half of 1998 was primarily due to increases of $5,000 related to becoming Year 2000 computer compliant and $3,000 for office supplies.

         The provision for federal income taxes increased by $6,000 or 20.7% in the three months ended June 30, 1998 and by $12,000 or 24.5% in the six months ended June 30, 1998 over the respective 1997 periods. The increases were primarily due to increases in pre-tax income and, in the quarter ended June 30, 1998, an increase in the effective tax rate to 43.2% from 38.2% in the comparable 1997 quarter.

Liquidity and Capital Resources

         Iberville is required under applicable federal regulations to maintain specified levels of "liquid" investments in qualifying types of U.S. Government, federal agency and other investments having maturities of five years or less. Current Office of Thrift Supervision ("OTS") regulations require that a savings institution maintain liquid assets of not less than 4% of its average daily balance of net withdrawable deposit accounts and borrowings payable in one year or less. At June 30, 1998, Iberville's liquidity was in excess of the minimum OTS requirement.

         Cash was generated by Iberville's operating activities during the first half of 1998 and 1997 primarily as a result of net income in each period. The adjustments to reconcile net income to net cash provided by operations during the periods presented consisted primarily of the provisions for loan losses, the provisions for depreciation and amortization, accretion of the premiums on mortgage-backed securities, amortization of the discount on consumer loans, the FHLB stock dividends, and increases or decreases in various receivable and payable accounts. The primary investing activities of Iberville are the origination of loans and the purchase of mortgage-backed securities, which are primarily funded with the proceeds from repayments and prepayments on existing loans and mortgage-backed securities and the maturity of mortgage-backed securities. Investing activities used net cash in the first half of 1997, primarily due to increases in the net loan portfolio and purchases of securities. In the first half of 1998, investing activities provided net cash as the principal payments on mortgage-backed securities exceeded the increase in the loan portfolio. The primary financing activity consists of deposits and FHLB advances. Financing activities provided net cash in the first half of both 1998 and 1997 due to an increase in deposits. Total cash and cash equivalents increased by $551,000 in the first half of 1998 and decreased by $108,000 in the first half of 1997. Total cash and cash equivalents amounted to $1.7 million at June 30, 1998.

         Iberville believes that it has adequate resources to fund all of its commitments and that it can adjust the rate on certificates of deposit to retain deposits in changed interest rate environments. If Iberville requires funds beyond its internal funding capabilities, advances from the FHLB of Dallas are available as an additional source of funds.

         Iberville is required to maintain regulatory capital sufficient to meet tangible, core and risk-based capital ratios of at least 1.5%, 3.0% and 8.0%, respectively. At June 30, 1998, Iberville exceeded each of its capital requirements, with tangible, core and risk-based capital ratios of 7.51%, 7.51% and 15.47%, respectively.

Impact of Inflation and Changing Prices

         The financial statements and related financial data presented herein have been prepared in accordance with generally accepted accounting principles which generally require the measurement of financial position and operating results in terms of historical dollars, without considering changes in relative purchasing power over time due to inflation. Unlike most industrial companies, virtually all of Iberville's assets and liabilities are monetary in nature. As a result, interest rates generally have a more significant impact on Iberville's performance than does the effect of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services, since such prices are affected by inflation to a larger extent than interest rates.

The Year 2000

         The Association has reviewed its computer and data processing issues relating to the Year 2000 and has developed a written Year 2000 Policy as well as a written Year 2000 Contingency Plan. Management believes that most of the Association's hardware and terminals will not need to be replaced but that certain software will need to be upgraded. The Association's data processing is handled by an independent third party data center, and management is monitoring the data center's progress and timetable to resolving issues relating to the Year 2000. Testing with the data center commenced in mid-September 1998. If the data center is able to become Year 2000 compliant in a timely manner, then management believes that issues related to the Year 2000 will not have a material adverse effect on the Association's liquidity, capital resources or consolidated results of operations. The Association currently estimates the total cost of becoming Year 2000 compliant to be approximately $15,000 (of which $5,000 has been incurred as of June 30, 1998) and expects to be Year 2000 compliant by the end of 1998.

         In the event the third party data center is unable to become Year 2000 compliant in a timely manner, the Association has established a contingency plan to switch to another data center. The Association is in the process of receiving an estimate from another data center as to the cost of conversion to their data center. While the costs of switching to another data center have not yet been quantified, management currently does not believe that such costs would have a material adverse effect on the Association's liquidity, capital resources or consolidated results of operations.